Exhibit 10.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements Forms S-8 (Registration Nos. 333-96630, 333-08826, 333-10092, 333-12466 and 333-12988) and Form F-3 (Registration No. 333-12698) of our report dated February 16, 2004, with respect to the consolidated financial statements of Gilat Satellite Networks Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2003.

March 17, 2004 Tel-Aviv, Israel	Yours Truly, KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global